Attorneys At Law 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

William J. Kotapis Of Counsel (202) 965-8154-Direct Dial Wkotapish@carltonfields.com	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

April 20, 2022

Alberto Zapata

Division of Investment Management

Office of Disclosure Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	Farmers Annuity Separate Account A Post-Effective Amendment No. 27 filed February 15, 2022 (File No. 333-85183) (the “Amendment”)

Dear Mr. Zapata:

On behalf of Farmers New World Life Insurance Company (“Farmers”) and its Farmers Annuity Separate Account A, we are responding to the Commission staff comments that you provided to us orally on April 4, 2022 in connection with the above-captioned Amendment.

Each of such comments is restated below followed by Farmers’ response.

COMMENT 1: Confirm the Registrant has no intention to use an initial summary prospectus.

RESPONSE: Confirmed; the Contract is not currently offered.

COMMENT 2: Delete the footers that identify the document as “Proprietary” on the bottom of each page of the Amendment.

RESPONSE: The footer has been deleted.

Statutory Prospectus

COMMENT 3: In “Ongoing Fees and Expenses (annual charges)” in the Key Information table, provide the minimum and maximum annual base contract fees with the Records Maintenance Charge included in both columns, and provide a footnote indicating such fees are sometimes less than disclosed because the Records Maintenance Charge is waived in certain circumstances.

RESPONSE: The suggested change has been made.

Carlton Fields, P.A.

 Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Alberto Zapata

April 20, 2022

COMMENT 4: In “Ongoing Fees and Expenses (annual charges)” in the Key Information table, expand the footnote *** to the “Annual Fee” portion of the table by adding a cross-reference to a section of the prospectus where the Records Maintenance Charge is discussed in detail.

RESPONSE: The suggested cross-reference has been added.

COMMENT 5: Include in the Key Information table information regarding the Fixed Account, comparable to the information set forth in the subsection “Phases of the Contract” under “Overview of the Contract.”

RESPONSE: The following language has been added to the Key Information table:

You may place money in the Fixed Account where we guarantee that it will earn interest for one-year periods at a guaranteed rate of at least 3%. We may declare higher rates of interest, but are not obligated to do so.

COMMENT 6: Remove the last two paragraphs in the expense example in the Fee Table.

RESPONSE: The suggested change has been made.

COMMENT 7: In the section “Principal Risks of Investing in the Contract,” include information regarding tax-related risks, such as potential tax liabilities that may be incurred in connection with the policy.

RESPONSE: The following disclosure has been added:

Tax-related Risk. The Contract is designed to be long-term in nature in order to provide significant annuity benefits for you. Generally, a Contract’s earnings are not taxed until you make a withdrawal. However, if the Owner of a Contract is not a natural person, e.g., a trust, tax on earnings will not be deferred but will be assessed annually. If you withdraw money from a non-qualified Contract, earnings will be taxed first. In addition, if a withdrawal occurs before you reach age 59 ½, you could incur significant tax penalties. Different tax consequences apply to a Qualified Contract. You should consult a qualified tax advisor regarding your particular circumstances before engaging in any transaction.

COMMENT 8: Consider whether cyber-security risk is a principal risk of investing in the Contract. If not, the disclosure regarding that risk in the section captioned “Principal Risks of Investing in the Contract” can be moved to the SAI.

RESPONSE: Farmers considers cyber-security risk a principal risk. Therefore, the disclosure remains in the “Principal Risks of Investing in the Contract” section of the prospectus.

Alberto Zapata

April 20, 2022

COMMENT 9: Please provide examples illustrating the operation of “Systematic Payment Plan,” “Dollar Cost Averaging,” and “Automatic Asset Rebalancing” in the section “Benefits Available Under the Contract,” or explain in the response why example are not necessary.

RESPONSE: We believe that the operation of each of these contract benefits is very straight forward, and that an example would not provide additional understanding of the operation of any of these benefits.

COMMENT 10: In the subsections “Inquiries” and “Financial Statements” in the section “Additional Information,” provide the phone number and address of the Service Center.

RESPONSE: The phone number and address have been added.

COMMENT 11: In “Appendix: Portfolios Available Under the Contract,” please confirm that the URL provided in the first paragraph leads an investor directly to the website containing the Portfolio documents.

RESPONSE: Confirmed.

COMMENT 12: In “Appendix: Portfolios Available Under the Contract,” provide in the first paragraph an email address to which an investor can send a request for information about the Portfolios and their prospectuses.

RESPONSE: The email address has been added.

COMMENT 13: In “Appendix: Portfolios Available Under the Contract,” remove the second paragraph, which states:

There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of the risks, conditions of investing, and fees and expenses of each portfolio in the prospectuses for the portfolios that are attached to this prospectus. You should read the prospectuses carefully.

RESPONSE: The paragraph has been deleted as suggested.

Other Information

COMMENT 14: Change the numbering of the exhibits in the section “Exhibits” to conform to the new numbering convention prescribed by Form N-4.

RESPONSE: The requested change has been made.

COMMENT 15: Exhibits 8(h), 8(t), and 8(v) in the section “Exhibits” should provide the actual executed agreements rather than “form of” agreements.

RESPONSE: The executed agreements will be filed as exhibits in Post-Effective No. 28.

Alberto Zapata

April 20, 2022

Signature Page

COMMENT 16: Confirm that Jennie McGinnis, who is identified as “Interim Chief Financial Officer and Interim Controller” on the signature page constitutes Farmers’ principal financial officer, as required by the Securities Act.

RESPONSE: Confirmed. The designation on the signature page for Post-Effective Amendment No. 28 will be changed to “Interim Principal Financial Officer and Interim Controller.”

____________________________________________

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required financial statements and exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to me at 202-965-8154; Wkotapish@carltonfields.com.

Sincerely,

William J. Kotapish